                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


8300 Woodbine Avenue, 5th Floor                Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7              Telephone: (631) 737 -9700 (x216)

                      FOR IMMEDIATE RELEASE: July 14, 2005

                    COOLBRANDS REPORTS OPERATING RESULTS FOR
                          THIRD QUARTER OF FISCAL 2005

    CoolBrands International Inc. (TSX: COB.SV.A) today announced its operating results in U.S. dollars for the third quarter of fiscal 2005, ending May 31, 2005.

    Operating Results

    Revenues in the quarter were $119,685,000, a decline of 14% from the prior year's quarter. Net loss for the quarter was ($6,889,000), equivalent to ($0.12) per basic and diluted share, compared with net earnings of $11,158,000 or $0.20 per basic and diluted share for the same quarter last year.

    David J. Stein, co-chairman and chief executive officer, said, "Our financial results for the third quarter continue to reflect the evolving foundation of our business. The investments we are making in new brands - while adversely affecting our current results - are necessary in order to establish brands that can provide a strong base of recurring revenue, and generate future returns over the long-term. Although it is early and success cannot be assured, we are already starting to see positive results from this strategy with No Pudge!, which became our best selling brand during the third quarter and is currently performing well in most accounts where we have distribution."

    The declines in revenues and earnings during the third quarter were due primarily to the non-renewal of the Company's license for Weight Watchers Smart Ones frozen snacks, which was announced on July 28, 2004, as well as declining sales of Atkins Endulge frozen snacks due to the generally reduced popularity of "low carb" products. These two brands were CoolBrands' most profitable product lines a year ago and accounted for 53.3% of total branded frozen dessert sales during last year's third quarter as compared with 19.5% during the quarter just ended. Consistent with its strategy for growth, CoolBrands announced during last year's fourth quarter that it would implement an aggressive new products introduction program in the frozen snacks segment centered on a new brand license for No Pudge! frozen snacks, as well as licenses for other brands, including Snapple, Crayola, Care Bears and Justice League.

    The costs incurred to introduce and support these new brands during the introduction phase contributed meaningfully and materially to the loss for the quarter. In addition, an exceptionally difficult competitive environment in the U.S. ice cream category adversely affected volume and profit margins on all of the Company's products, as every economic measure of the ice cream category showed negative trends for sales volume, margins and retail pricing, with total dollar sales down 4%, unit sales down 2.9%, percentage of volume sold on promotion up 2.7% and average promoted price per unit lower by 1.0%, as manufacturer's launched the largest number of new products in the category's history and competed aggressively for market share during a period of heightened price sensitivity on the part of consumers. (Source: IRI - Total U.S. - Food for March, April, May 2005)

    As a result of a previously announced change in the business arrangement with Dreyer's Grand Ice Cream Inc. ("Dreyer's") effective September 1, 2004, CoolBrands began accounting for the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which are still delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale, except for Dreyer's scanned based trading customers which are still delivered on a drayage basis. Sales for the third quarter decreased to $115,610,000 as compared with $128,811,000 for the third quarter of 2004, a 10.3% decline. Drayage and other income declined by $6,956,000 to $2,569,000 in the third quarter of fiscal 2005 as compared with $9,525,000 recognized in the third quarter of fiscal 2004 due to the change in the business arrangement with Dreyer's. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer's for the delivery of products invoiced by Dreyer's to its scanned based trading customers.

    Gross profit declined to $22,009,000 for the quarter, compared with $32,862,000 for the same quarter last year. Gross profit percentage for third quarter of fiscal 2005 declined to 19% as compared to 25.5% for the third quarter of fiscal 2004. This decline was primarily the result of the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations, respectively, and the impact of lower margins generated by CoolBrands Dairy's yogurt operations acquired in March 2005 as compared with margins generated by the Company's historical business. Due to the decline in revenues and the increases in promotion and advertising expenses in our prepackaged consumer products segment, selling, general and administrative expenses (SG&A) for the quarter increased as a percentage of revenues to 31.3%, compared with 13.4% for third quarter of fiscal 2004.

    Balance Sheet

    CoolBrands' balance sheet changed significantly at the end of the third quarter as compared with the end of the last fiscal year end, primarily as the result of the acquisition of the Breyer's Yogurt business from Kraft in March 2005 for which the Company paid $57,500,000, utilizing $17,500,000 of cash and $40,000,000 of debt, and by its significant expenditures for new product introductions. Cash and short term investments decreased to $37,343,000 at May 31, 2005 from $64,327,000 at August 31, 2004. Working capital declined to $46,420,000 at May 31, 2005 from $121,026,000 at August 31, 2004. CoolBrands'
current ratio declined to 1.3 to 1 at May 31, 2005 from 2.6 to 1 at August 31, 2004. The declines in working capital and the current ratio were primarily due to the classification of the $40,000,000 of debt used to acquire Breyer's Yogurt, and $10,000,000 of debt under the Company's existing credit facility previously classified as a long-term liability, as current liabilities, all of which are due November 1, 2005. The Company has commenced discussions with its existing lenders and various alternative sources with respect to refinancing the $50,000,000 of bank debt which is due November 1, 2005.

    Accounting Changes

    CoolBrands adopted the U.S. dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. CoolBrands adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States, which will make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements have been restated into U.S. dollars in accordance with generally accepted accounting principles.

    The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy reduced retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

Webcast

A webcast with CoolBrands management to review the results is scheduled for 11:00 AM on Thursday, July 14th, 2005. To join us for the live webcast please visit the following website: http://viavid.net/detailpage.aspx?sid=000026BE

The webcast will be archived at: www.coolbrandsinc.com
                                 ---------------------





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CoolBrands International Inc.
--------------------------------------------------------------------------------
Consolidated Balance Sheets
as at May 31, 2005 and August 31, 2004
(in thousands of US dollars)

-------------------------------------------------------------------------------------------
                                                   May 31, 2005   August 31, 2004
                                                    (Unaudited)
                                                             $                  $
Assets
Current assets:

  Cash and short term investments ...........            37,343            64,327
  Receivables ...............................            63,555            67,152
  Receivables - affiliates ..................             3,672             3,883
  Inventories ...............................            58,939            49,076
  Income taxes recoverable ..................            10,528
  Prepaid expenses ..........................            10,890             5,938
  Future income taxes .......................             6,376             4,907
                                                       --------------------------

                 Total current assets .......           191,303           195,283
                                                       --------------------------

Future income taxes .........................             3,354             3,232

Property, plant and equipment ...............            64,627            28,730

License agreements ..........................             4,037             5,747

Intangible and other assets .................             6,158             6,433

Goodwill ....................................            99,178            73,336
                                                       --------------------------

                                                        368,657           312,761
                                                       ==========================

Liabilities and shareholders' equity
Current liabilities:

Accounts payable ............................            48,775            37,506
Payables - affiliates .......................               250               850
Accrued liabilities .........................            29,702            20,624
Income taxes payable ........................                               4,936
Future income taxes .........................             8,559             1,849
Current maturities of long-term debt ........            57,597             8,492
                                                       --------------------------

Total current liabilities ...................           144,883            74,257
                                                       --------------------------

         Long-term debt, less current portion            12,804            19,262

Other liabilities ...........................             2,810             2,758

Future income taxes .........................             3,896             3,638
                                                       --------------------------

Total liabilities ...........................           164,393            99,915
                                                       --------------------------

Minority interest ...........................             5,841             8,088
                                                       --------------------------

Shareholders' Equity:

                    Capital stock ...........            97,560            97,485

Contributed surplus .........................            34,294            18,650

Cumulative translation adjustment ...........             2,311               672

Retained earnings ...........................            64,258            87,951
                                                       --------------------------

              Total shareholders' equity ....           198,423           204,758
                                                       --------------------------

                                                        368,657           312,761
                                                       ==========================







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CoolBrands International Inc.
Consolidated Statements of Earnings
for the nine months and three months ended May 31, 2005 and 2004
--------------------------------------------------------------------------------
(Unaudited)

(in thousands of US dollars, except share data)

                                               For the nine months ended        For the three months ended
                                               May 31, 2005  May 31, 2004       May 31, 2005      May 31, 2004
                                                          $             $                  $                 $
Revenues:

Sales ........................................    292,496         315,675            115,610           128,811

Franchising and licensing revenues:

  Royalty income .............................      1,347           1,439                494              532
  Franchise and license fees .................        602             606                117              174
  Consumer products license fees .............      2,436             263                895               87

Drayage and other income .....................     10,837          30,565              2,569            9,525
                                                 ------------------------------------------------------------

                    Total revenues ...........    307,718         348,548            119,685          139,129
                                                 ------------------------------------------------------------

Operating expenses:

Cost of goods sold ...........................    245,490         235,650             93,601           95,949
Selling, general and administrative expenses .     76,445          61,801             37,440           18,678
Stock-based compensation expense .............        243           6,713                 82            5,170
Interest expense .............................      1,467           1,230                775              400
                                                 ------------------------------------------------------------

               Total operating expenses ......    323,645         305,394            131,898          120,197
                                                 ------------------------------------------------------------

                   Minority interest .........     (2,247)            574               (790)             434
                                                 ------------------------------------------------------------

          (Loss) earnings before income taxes     (13,680)         42,580            (11,423)          18,498

(Benefit from) provision for income taxes          (5,423)         16,942             (4,534)           7,340
                                                 ------------------------------------------------------------

                  Net (loss) earnings ........     (8,257)         25,638             (6,889)          11,158
                                                 ============================================================

(Loss) earnings per share:
 Basic and diluted ...........................      (0.15)           0.46              (0.12)            0.20
                                                 ============================================================

Weighted average shares outstanding:

Shares used in per share calculation - basic .     55,916          55,291             55,935           55,777
Shares used in per share calculation - diluted     55,916          56,337             55,935           56,880


CoolBrands International Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Unaudited)

(in thousands of US dollars)



                                                       For the nine months ended    For the three months ended
                                                       May 31, 2005 May 31, 2004    May 31, 2005   May 31, 2004
                                                                  $            $               $              $

Cash and short term investments
 provided by (used in):

                Operating activities:
Net (loss) earnings .................................       (8,257)       25,638           (6,889)       11,158
Items not affecting cash:
    Depreciation and amortization ...................        4,115         3,299            1,741         1,054
            Stock-based compensation expense ........          243         6,713               82         5,170
             License agreements written off .........        1,401
                   Future income taxes ..............        5,405        (3,951)           5,786        (1,624)
                    Minority interest ...............       (2,247)          574             (790)          434
             Allowance for doubtful accounts ........          469           432              346            27
     Changes in current assets and liabilities:
    Receivables .....................................        4,123       (21,383)         (13,716)      (15,317)
                Receivables - affiliates ............          211        (1,197)            (618)       (1,122)
                       Inventories ..................       (4,554)      (14,560)          (5,775)       (9,494)
                    Prepaid expenses ................       (4,952)          863           (2,220)       (1,558)
                Income taxes recoverable ............      (10,528)                       (10,528)          307
                      Other assets ..................          156          (127)             219            53
                    Accounts payable ................       11,269        30,022           23,295        27,318
                  Payables - affiliates .............         (600)          231               60           285
                   Accrued liabilities ..............        8,427          (424)           2,212        (1,074)
                  Income taxes payable ..............       (4,937)       10,394               (1)        5,980
                    Other liabilities ...............           53          (112)              (6)          (60)
                                                           ----------------------------------------------------
Cash provided by (used in) operating activities .....         (203)       36,412           (6,802)       21,537
                                                           ----------------------------------------------------

                Investing activities:
Acquisition, net of cash acquired ...................      (57,500)                       (57,500)
Purchase of leasehold improvements and equipment ....       (9,005)       (8,417)          (5,818)       (3,838)
Purchase of license agreements and other intangibles           (26)         (354)              (9)          (17)
Change in notes receivable ..........................           (4)           22               (9)            4
                                                           ----------------------------------------------------
Cash used in investing activities ...................      (66,535)       (8,749)         (63,336)       (3,851)
                                                           ----------------------------------------------------

Financing activities:
Proceeds from issuance of Class A and B shares ......           57        12,687               27           147
Proceeds from bank loan .............................       44,553                         44,553
Capital contributions from partnership's minority
    partner .........................................                      8,907
Return of capital contributions to partnership's
    minority partner ................................                     (2,000)
Change in revolving line of credit, secured .........        1,223         4,765            1,623         2,241
Repayment of long-term debt .........................       (3,130)       (4,997)          (1,119)       (1,000)
                                                           ----------------------------------------------------
Cash provided by financing activities ...............       42,703        19,362           45,084         1,388
                                                           ----------------------------------------------------
 (Decrease) increase in cash flow due to changes in
                foreign exchange rates ..............       (2,949)        2,717           (3,627)        2,657
                                                           ----------------------------------------------------
           (Decrease) increase in cash and
                short-term investments ..............      (26,984)       49,742          (28,681)       21,731
Cash and short-term investments - beginning of period
                                                            64,327        21,760           66,024        49,771
                                                           ----------------------------------------------------
Cash and short-term investments -
 end of period ......................................       37,343        71,502           37,343        71,502
                                                           =====================================================

CoolBrands International Inc.
Summary Financial Data

--------------------------------------------------------------------------------

(in thousands of US dollars, except share data):


                                                        For the nine months ended    For the three months ended
                                                                May 31                          May 31
                                                               2005         2004        2005       2004
                                                                  $            $           $          $
Revenues                                                    307,718     348,548     119,685    139,129
(Loss) earnings before income taxes                        (13,680)      42,580     (11,423)    18,498
(Benefit from) provision for income taxes                   (5,423)      16,942      (4,534)     7,340
                                                        -----------------------------------------------
Net (loss) earnings                                         (8,257)      25,638     (6,889)     11,158
                                                        ===============================================

Basic and diluted (loss) earnings per share:                (0.15)         0.46      (0.12)       0.20
                                                        ===============================================
Weighted average number of shares outstanding:

 Shares used in per share calculation - basic                55,916      55,291     55,935      55,777
 Shares used in per share calculation - diluted              55,916      56,337     55,935      56,880

         About CoolBrands International:


CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' subsidiary, CoolBrands Dairy Inc. manufactures, markets and sells fresh yogurt products, including Breyer's Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice





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Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

      For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.